

Michelle (Flake) Weaver · 3rd

Small Business Owner/Manager at The Block Distilling Co

Denver Metropolitan Area · 87 connections · **Contact info**

The Block Distilling (

 **University of Denver**

Experience

Small Business Owner/Manager
The Block Distilling Co
Aug 2015 – Present · 5 yrs 6 mos
RiNo

The Block Distilling Co. is an upcoming grain to bottle, craft distillery and tasting room. Opened in December 2017 in the River North neighborhood in Denver; making gin, vodka, whiskey, brandy, and liqueurs.

Arapahoe House
5 yrs 6 mos

Clinical Director of Residential Services
Jun 2014 – Dec 2016 · 2 yrs 7 mos
Thornton CO

Clinical and administrative director of residential substance use disorders treatment. Provide oversight and supervision to five supervisors for eight programs with approximately 60 staff members. Programs serve adolescents, adults, pregnant women, women with dependent children, and offenders.

Clinical and Administrative Supervisor
Jul 2011 – Jun 2014 · 3 yrs

Wheat Ridge, CO

Clinical and administrative supervisor for an alcohol and drug detox program. Provide oversight and daily management with a staff of twenty-five counselors. Provide clinical supervision toward staff development in the field of mental health and substance abuse.

Program Coordinator

Summit Safe Haven Detoxification Center and Mental Health Triage

Jan 2008 – Sep 2011 · 3 yrs 9 mos

Oversee day-to-day operations of detox facility including employee management, scheduling, policy creation, implementation, and enforcement, employee training, and maintaining department budget
Maintain rapport with partnerships and community members, provide training to par …see more



Drug Treatment Specialist Intern

Federal Bureau of Prisons

Dec 2006 – Jun 2007 · 7 mos

Provided educational services, assessments, and treatment to inmates
Coordinated the Drug Education Program under the supervision of the DAP Coordinator
Facilitated group and individual counseling to inmates in the general population and drug abuse program …see more

Field Placement Trainee

Sexual Offender Resource Services

Mar 2006 – Jun 2006 · 4 mos

Co-facilitated groups
Participated in initial intakes
Observed and assisted with various psychosexual assessments and evaluations, both in office and at Denver County jail …see more

Show 4 more experiences ⌄

Education



University of Denver

Master's of Arts, Forensic Psychology

2005 – 2007

Fort Lewis College

BA, Psychology

2000 – 2004

Licenses & certifications

CAC III
Colorado Department of Regulatory Agencies
Credential ID 7075



